SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2010

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement, dated October 25, 2010, regarding the poll results of the extraordinary general meeting held on October 25, 2010.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MIIT and other relevant government authorities in China; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: October 25, 2010	By:	/s/ Wang Xiaochu
Name: Wang Xiaochu
Title: Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

EXTRAORDINARY GENERAL MEETING HELD ON 25 OCTOBER 2010 – POLL RESULTS

The Board of the Company is pleased to announce that the proposed ordinary resolution was duly passed by shareholders by way of poll at the EGM of the Company held on 25 October 2010.

Reference is made to the circular (the “Circular”) and the notice of the extraordinary general meeting of China Telecom Corporation Limited (the “Company”) dated 8 September 2010. Unless otherwise defined in this announcement, terms used herein shall have the same meanings as ascribed to them in the Circular and the notice of the extraordinary general meeting.

Results of the EGM

The Board of directors of the Company (the “Board”) is pleased to announce that the proposed ordinary resolution was duly passed by the Shareholders by way of poll at the extraordinary general meeting (the “EGM”) of the Company held on 25 October 2010 at No. 31 Jinrong Street, Xicheng District, Beijing, PRC.

As of the date of the EGM, the total number of issued shares of the Company was 80,932,368,321. As explained in the Circular, China Telecommunications Corporation, the controlling shareholder of the Company, holding an aggregate of 57,377,053,317 shares (representing approximately 70.89% of the total number of issued shares of the Company), was required to abstain from voting on the ordinary resolution in respect of the continuing connected transactions contemplated with China Telecommunications Corporation and/or its associates at the EGM. There were no restrictions on any other Shareholders casting votes on the proposed resolution at the EGM. Accordingly, the total number of shares entitling the holders to attend and vote for or against the ordinary resolution at the EGM was 23,555,315,004, representing approximately 29.11% of the total number of issued shares of the Company. The EGM was held in compliance with the requirements of the Company Law of the People’s Republic of China and the provisions of the Articles of Association of the Company. China Telecommunications Corporation had abstained from voting on the proposed ordinary resolution at the EGM.

A-1

The poll results in respect of the proposed ordinary resolution at the EGM were follows:

Ordinary Resolution	No. of votes (%)
	For		Against
Ordinary resolution of the Notice of the EGM dated 8 September 2010	16,842,843,226		3,161,900

(to approve the continuing connected transactions contemplated under the Telecom CDMA Lease and its supplemental agreement and the proposed Annual Caps)	(99.9812%	)	(0.0188%	)

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Computershare Hong Kong Investor Services Limited, registrar of Company’s H Shares, acted as scrutineer for the vote-taking at the EGM.

By Order of the Board China Telecom Corporation Limited Yung Shun Loy, Jacky Company Secretary

Beijing, PRC, 25 October 2010

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Shang Bing as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

A-2